                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

           TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                    FOR THE QUARTER ENDED DECEMBER 31, 2003

                        COMMISSION FILE NUMBER 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F   X   Form 40-F
                                   -----           -----

         Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                    under the Securities Exchange Act of 1934

                               Yes       No   X
                                   -----    -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ST ASSEMBLY TEST SERVICES LTD
                                   BY:



                                   /s/ Tan Lay Koon
                                   ---------------------------------------------
                                   Name  : Tan Lay Koon
                                   Title : President and Chief Executive Officer Date : January 29, 2004

EARNINGS RELEASE

                          STATS REPORTS FOURTH QUARTER
                           AND FULL YEAR 2003 RESULTS

             RECORD QUARTERLY REVENUES, UP 66% FROM YEAR-AGO-QUARTER
                   RECORD ANNUAL REVENUES, UP 69% YEAR ON YEAR
      ACHIEVES NET PROFIT FOR THE QUARTER AND OPERATING PROFIT FOR THE YEAR

FOURTH QUARTER

o        NET REVENUES OF $119.6 MILLION (2003) VS $71.9 MILLION (2002)
o        EARNINGS PER ADS OF $0.08 (2003) VS LOSS $0.24 (2002)

FULL YEAR

o        NET REVENUES OF $380.7 MILLION (2003) VS $225.7 MILLION (2002)
o        LOSS PER ADS OF $0.02 (2003) VS LOSS $0.90 (2002)

SINGAPORE AND MILPITAS, CALIFORNIA, JANUARY 29, 2004 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider, today announced fourth quarter net revenues of $119.6 million, an increase of 22% over the prior quarter and an increase of 66% over the same quarter a year ago.

Fourth quarter net profit was $7.8 million compared to a net loss of $23.6 million over the same quarter a year ago and a net profit of $0.8 million in third quarter 2003.

Diluted earnings per ADS was $0.07 and diluted earnings per ordinary share was $0.007 for the fourth quarter compared to diluted loss of $0.24 per ADS and $0.024 per ordinary share a year ago, and diluted loss per ADS and diluted earnings per ordinary share of $0.01 and $0.001 respectively in the third quarter 2003.

Tan Lay Koon, President and Chief Executive Officer commented, "The fourth quarter closed a very good year for STATS. We achieved record revenues, returned to full-year operating profitability, gained market share, deepened our engagements with existing customers and developed new ones, delivered integrated assembly and test solutions for our targeted markets, and strengthened our financial position.

For the full year 2003, our revenues grew 69% over 2002. Seen in the context of a 55% revenue growth in 2002 over 2001, this is a strong performance and made STATS one of the fastest growing semiconductor assembly and test sub-contractors amongst our competitors over the last 2 years. Our fourth quarter revenues of $119.6 million were the highest in the history of STATS and our ninth consecutive quarter of sequential revenue growth.

Gross profit margin improved to 19% compared to 3% in the quarter a year ago and 17% in the prior quarter. More significantly, we achieved net profit of $7.8 million in the fourth quarter of 2003 and operating profit of $0.5 million for the full year of 2003.

Growth in the fourth quarter was broad based with contributions from all the end market segments that STATS participated in, namely wireless, broadband access, networking, computing peripheral and digital consumer.

Our strategy of offering integrated turnkey assembly and test solutions and our financial strength continued to differentiate STATS in the market place. On assembly, we furthered the progress we made in 2002 and achieved leadership positions in certain packaging technology in 2003. Our array packaging business continued to grow and in the fourth quarter contributed a record 50% of our total assembly revenues. We believe that our strategic alliance with Simmtech Co Ltd, which includes capacity and delivery support of substrate and co-development of enabling substrate technologies, will further differentiate us and support the growth of our array business which is the fastest growing aspect of our assembly business as our customers transition their leading edge products from traditional lead frame to laminate packaging.

We continued to strengthen our leadership in mixed-signal testing with selective investments in leading test platforms and capabilities. We have one of the largest installed bases of high end mixed-signal testers like Teradyne's Catalyst and Tiger and Agilent's 93K platforms.

Our investments in Winstek Semiconductor Corporation ("Winstek") in Taiwan and STATS FastRamp Test Services, Inc. ("STATS FastRamp") continued to strengthen our ability to participate in new market opportunities and service our customers. With full year 2003 revenues of $31.0 million (or 8% of STATS' revenues), up 77% from 2002, Winstek firmly established itself as a leading mixed-signal test house to major foundries and design houses in Taiwan.

We also strengthened our balance sheet and raised $230 million through a concurrent stock and convertible bonds offering in October, and ended the year with one of the strongest balance sheets amongst our competitors. Our cash and cash equivalents and marketable securities balance totaled $347.6 million at the end of the fourth quarter."

HIGHLIGHTS OF FINANCIAL PERFORMANCE

FOURTH QUARTER REVIEW

     o Net revenues were $119.6 million in the fourth quarter of 2003 compared to $71.9 million in the prior year. Revenues from assembly in the fourth quarter were $59.2 million, or 49% of net revenues, and test revenues were $60.4 million, or 51% of net revenues.

     o Gross profit for the fourth quarter was $22.8 million, or a gross margin of 19%, compared to gross profit of $2.4 million, or a gross margin of 3%, in the same quarter a year ago. Gross margin for this quarter improved from the 17% in the prior quarter as a result of the higher revenues in the fourth quarter.

     o Depreciation expense and cost of leasing production equipment for the fourth quarter was $35.8 million, or 30% of net revenues, compared to $33.0 million, or 34% of revenues in the prior quarter.

     o Operating expenses in the fourth quarter were $13.8 million compared to $12.9 million in the third quarter. Selling, general and administrative ("SG&A") expenses for fourth quarter 2003 were $10.2 million, or 9% of net revenues, compared to $9.3 million, or 9% of net revenues, in the prior quarter. Research and development ("R&D") expenses were $3.2 million during the fourth quarter, or 3% of net revenues compared to $3.6 million, or 4% of net revenues, in the prior quarter.

     o Included in costs of sales and operating expenses was a discretionary bonus of about $2.3 million.

     o Unit shipments for the test business in the fourth quarter increased 26% sequentially over the prior quarter and increased 69% over the same quarter a year ago. Unit shipments in our assembly business increased 32% sequentially over the prior quarter and increased 88% over the same quarter a year ago.

     o Average selling prices ("ASPs") for the test business in the fourth quarter decreased marginally by 0.4% from the prior quarter due principally to changes in product mix and ASPs for the assembly business decreased marginally by 2% from the prior quarter.

FULL-YEAR REVIEW

     o Net revenues for 2003 were $380.7 million, an increase of 69% over net revenues of $225.7 million in 2002. Revenues from the assembly business for 2003 were $180.7 million, or 47% of net revenues, an increase of 64% from assembly revenues in 2002. For the full year 2003, test revenues were $199.9 million, or 53% of net revenues, an increase of 73% from 2002.

     o Gross profit for 2003 was $52.7 million, or a gross margin of 14%, compared to gross loss of $22.2 million, or a negative gross margin of 10%, in 2002.

     o Depreciation expense and cost of leasing production equipment for 2003 were $132.4 million, compared to $116.8 million in 2002.

     o Operating expenses for 2003 were $52.1 million compared to $71.5 million in 2002. Operating expenses in 2002 included an asset impairment charge of $15.4 million. SG&A expenses were down 1% to $36.5 million compared to the $36.7 million reported in 2002 reflecting continuing cost controls in 2003. R&D expenses were $15.3 million for the full year compared to $18.9 million in 2002. R&D expenses were down in 2003 compared to 2002 due principally to our initial investments in wafer bumping equipment in 2002.

     o Net loss for 2003 was $1.7 million compared to net loss of $89.3 million in 2002. Diluted loss per ADS was $0.02 and diluted loss per ordinary share was $0.002 in 2003 compared to diluted loss of $0.90 and $0.09 respectively, in 2002.

     o Unit shipments for the test business increased 60% from 2002. Unit shipments in our assembly business increased 67% from 2002.

     o Average selling prices ("ASPs") for the test business for 2003 increased 5% from 2002 due principally to improved product mix and ASPs for the assembly business decreased by 3% from 2002 as a result of a general decline in ASPs, offset in part by changes in product mix towards products with relatively higher ASPs.

MIXED SIGNAL EXPERTISE

STATS continued to demonstrate its leadership in mixed-signal testing, which again was the largest contributor to our test revenues, comprising 84% of total test revenues in the fourth quarter 2003. During the quarter, high-end digital testing comprised 16% of test revenues.

                     TEST REVENUES BREAKDOWN BY TESTING TYPE

                                            THREE MONTHS ENDED
                            -------------------------------------------------
                             SEPTEMBER 30, 2003             DECEMBER 31, 2003
--------------------------------------------------------------------------------
TYPE OF TESTING              % OF TEST REVENUES            % OF TEST REVENUES
--------------------------------------------------------------------------------
Mixed Signal                        82.4                          84.0
--------------------------------------------------------------------------------
Digital                             17.5                          16.0
--------------------------------------------------------------------------------
Memory                               0.1                           0.0
--------------------------------------------------------------------------------

CAPITAL EXPENDITURES

Capital expenditures for 2003 were $231.9 million compared to capital expenditures of $134.7 million in 2002 as the company invested in new capabilities and added new production equipment to support increased demand from our customers.

Capital expenditures in the fourth quarter were $73.5 million principally for new capabilities and production equipment. As of 31 December 2003, the company had 394 testers, including 81 testers at Winstek, 24 testers at FastRamp and 952 wirebonders.

MARKET DYNAMICS

During the quarter, the communications segment grew the most and continued to be our largest revenue contributor, accounting for 65% of net revenues. The United States remained our largest market by region and contributed 82% of fourth quarter net revenues. Integrated device manufacturers ("IDMs") and fabless customers contributed 48% and 43% of net revenues, respectively, in the fourth quarter.


                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                            THREE MONTHS ENDED
                            -------------------------------------------------
                             SEPTEMBER 30, 2003             DECEMBER 31, 2003
--------------------------------------------------------------------------------
MARKET SEGMENT                % OF NET REVENUES             % OF NET REVENUES
--------------------------------------------------------------------------------
Communications                      55.6                          64.7
--------------------------------------------------------------------------------
Computer                            32.1                          24.8
--------------------------------------------------------------------------------
Consumer/Others                     12.3                          10.5
--------------------------------------------------------------------------------


                          REVENUES BREAKDOWN BY REGION

                                            THREE MONTHS ENDED
                            -------------------------------------------------
                            SEPTEMBER 30, 2003              DECEMBER 31, 2003
--------------------------------------------------------------------------------
REGION                       % OF NET REVENUES              % OF NET REVENUES
--------------------------------------------------------------------------------
United States                      79.6                           81.8
--------------------------------------------------------------------------------
Europe                              4.7                            5.8
--------------------------------------------------------------------------------
Asia                               15.7                           12.4
--------------------------------------------------------------------------------

                       REVENUES BREAKDOWN BY CUSTOMER TYPE

                                            THREE MONTHS ENDED
                            -------------------------------------------------
                            SEPTEMBER 30, 2003              DECEMBER 31, 2003
--------------------------------------------------------------------------------
CUSTOMER TYPE                % OF NET REVENUES              % OF NET REVENUES
--------------------------------------------------------------------------------
Foundries                          11.8                            9.1
--------------------------------------------------------------------------------
Fabless                            44.1                           42.9
--------------------------------------------------------------------------------
IDMs                               44.1                           48.0
--------------------------------------------------------------------------------

BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"Based on current outlook, we expect revenues in the first quarter 2004 to be about 5% higher than the fourth quarter.

2003 was a good year for STATS. We recorded record revenues and achieved operating profitability for the full year.

2004 is expected to be a strong recovery year for the semiconductor industry with projected overall semiconductor industry growth rate of about 20%. We have invested carefully but aggressively in various capabilities throughout 2003. Coupled with our ability to offer integrated assembly and test solutions, and our strong financial position, we believe we are well-positioned to capitalize on the industry upturn," said Tan Lay Koon.

Added Pearlyne Wang, Acting Chief Financial Officer, "For the first quarter 2004, we expect our utilization rate to improve marginally from the 73% in the fourth quarter. Our capital expenditures for 2004 are expected to be between $200 million to $250 million. We expect that a significant amount of the budgeted capital expenditures for 2004 would be for investments in next generation testers; fine pitch wirebonders; new capabilities such as Chip Scale Module Packaging, a wafer level packaging technology that could potentially offer the most cost effective integration solution for certain applications; and expansion of production facilities in Singapore, Taiwan and China."

HIGHLIGHTS OF 2003 ACHIEVEMENTS

During the year, STATS continued to strengthen its capabilities in test and assembly to meet customer demands. A variety of new package offerings were launched, including total System-in-Package (SiP) solutions in PBGA, stPBGA and LGA packages, Flip Chip Ball Grid Array with Buildup Substrate and Heat Spreader (FCBGA-HB), a 0.50mm version of Quad Leadless Package as well as a low cost packaging solution for 10 Gbps. We launched an integrated turnkey solution for the wireless market with the introduction of single chip, as well as multi-chip integration technologies such as System-in-Package (SiP); Multi-Chip Module
(MCM), pyramid die and same size die stacking complemented by leading RF testing capabilities on a broad range of test platforms, including Catalyst RF, Agilent 930000 RF and LTX CX. This was a first of more solution-based approaches to address the unique requirements of our customers in different end markets, addressing increasing functionality, shrinking geometries and fast time to market requirements of the wireless market.

During the year, STATS completed qualification of its front-end assembly operations for the packaging of high performance chips from 300mm wafers. Aimed at eliminating the handling risks associated with 300mm wafers, this in-line module is capable of thinning 300mm wafers down to 100 micron (4 mils) for stacked die and system-in-package applications.

STATS continued to receive recognition from customers during the year. In March 2003, the company proudly accepted the "Assembly and Test Supplier of the Year" award from Analog Devices, Inc. ("ADI") for the second year in a row.

In June 2003, Winstek announced that it had signed a strategic alliance agreement with Orient Semiconductor Electronics, Ltd. ("OSE"), a leading Taiwanese assembly company, to jointly offer full turnkey assembly and test services to the Taiwan semiconductor market. In October 2003, STATS increased its shareholding in Winstek Semiconductor Corporation ("Winstek") to 55% of its total issued shares.

In July 2003, STATS announced the establishment of a manufacturing facility in Shanghai to participate in China's growing outsourcing semiconductor business. Strategically located in Zhangjiang High Tech Park, Pudong, the facility offers wafer probe and final test for mixed signal and high-end digital applications including wired and wireless communications and digital consumer products. In September 2003, Semiconductor Manufacturing International Corporation (SMIC), a leading China foundry, chose the Company to provide wafer probe and other high-end test solutions for its growing mixed signal business. STATS is also providing SMIC with test engineering support from its manufacturing facility in Pudong, Shanghai. In November 2003, STATS' China Plant became ready for operations, offering STATS' industry leading mixed signal test services in China to meet immediate market demand and providing our world class products and services to one of the fastest growing semiconductor markets in the world. Apart from supporting indigenous foundries and design houses, this facility also allows STATS to serve existing customers expanding into China on a first-to-market, cycle-time driven basis.

In November 2003, STATS completed a $230 million concurrent offerings of convertible notes due 2008 and ordinary shares. The net proceeds from the offering will be used for general corporate purposes, including to fund capital expenditures, which may include the purchase of test and assembly equipment, and acquisitions and investments.

In November 2003, STATS expanded its manufacturing space in its Singapore facility, moving its Singapore corporate office to a new location and making available an additional 45,000 sq ft of space for operations purposes.

In December 2003, STATS entered into a strategic alliance with Simmtech Co Ltd for substrate support and technology. This strategic alliance allows STATS and Simmtech to jointly work on enabling substrate technology and engineering alignment and provides that Simmtech guarantees the supply of part of our substrate requirements as STATS continues to ramp up laminate packages in line with our customers' migration from traditional lead-frame packages.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                              FOR THE THREE MONTHS ENDED
                                                                                     DECEMBER 31,
                                                                             ---------------------------
                                                                                2002              2003
                                                                             ---------         ---------
Net revenues ........................................................        $  71,932         $ 119,636
Cost of revenues ....................................................          (69,582)          (96,802)
                                                                             ---------         ---------
Gross profit ........................................................            2,350            22,834
                                                                             ---------         ---------

Operating expenses:
    Selling, general and administrative .............................            9,607            10,210
    Research and development ........................................            5,185             3,220
    Asset impairments & Prepaid leases written off ..................           15,430               --
    Others, net .....................................................               (3)              403
                                                                             ---------         ---------
       Total operating expenses .....................................           30,219            13,833
                                                                             ---------         ---------

Operating income (loss) .............................................          (27,869)            9,001

Other income (expense):
    Interest expense, net ...........................................           (1,517)           (3,165)
    Foreign currency exchange gain ..................................              126             1,613
    Other non-operating income, net .................................              662               383
                                                                             ---------         ---------
       Total other expense ..........................................             (729)           (1,169)
                                                                             ---------         ---------

Income (loss) before income taxes ...................................          (28,598)            7,832
Income tax benefit (expense) ........................................            5,244                22
                                                                             ---------         ---------
Net income (loss) before minority interest ..........................          (23,354)            7,854
Minority interest ...................................................             (219)              (16)
                                                                             ---------         ---------
Net income (loss) ...................................................        $ (23,573)        $   7,838
                                                                             =========         =========

Basic net income (loss) per ordinary share...........................        $   (0.02)        $    0.01
Diluted net income (loss) per ordinary share.........................        $   (0.02)        $    0.01
Basic net income (loss) per ADS .....................................        $   (0.24)        $    0.08
Diluted net income (loss) per ADS ...................................        $   (0.24)        $    0.07

Ordinary shares (in thousands) used in per ordinary share calculation:
-   basic  ..........................................................          992,103         1,043,875
-   diluted..........................................................          992,103         1,051,127

ADS (in thousands) used in per ADS calculation:
-   basic  ..........................................................           99,210           104,388
-   diluted..........................................................           99,210           105,113

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                                FOR THE THREE MONTHS ENDED
                                                                       DECEMBER 31,
                                                                --------------------------
                                                                  2002             2003
                                                                --------         --------
Net income (loss) ......................................        $(23,573)        $  7,838

Other comprehensive income (loss):
    Unrealized (gain) loss on available-for-sale
      marketable securities ............................             316             (430)
    Realized gain on available-for-sale
     marketable securities included in net income (loss)             (49)             (10)
    Foreign currency translation adjustment ............             129             (138)
                                                                --------         --------
Comprehensive income (loss) ............................        $(23,177)        $  7,260
                                                                ========         ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                       FOR THE YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                   ---------------------------
                                                                                      2002              2003
                                                                                   ---------         ---------
Net revenues.................................................................      $ 225,738         $ 380,691
Cost of revenues.............................................................       (247,943)         (328,014)
                                                                                   ---------         ---------
Gross profit (loss)..........................................................        (22,205)           52,677
                                                                                   ---------         ---------

Operating expenses:
    Selling, general and administrative......................................         36,693            36,475
    Research and development.................................................         18,856            15,295
    Asset impairments & Prepaid leases written off...........................         15,430                --

    Others, net..............................................................            548               374
                                                                                   ---------         ---------
       Total operating expenses..............................................         71,527            52,144
                                                                                   ---------         ---------

Operating income (loss)......................................................        (93,732)              533

Other income (expense):
    Interest expense, net....................................................         (5,143)           (9,209)
    Foreign currency exchange gain (loss)....................................           (512)            1,634
    Other non-operating income, net..........................................          3,419             7,570
                                                                                   ---------         ---------
       Total other expense...................................................         (2,236)               (5)
                                                                                   ---------         ---------

Income (loss) before income taxes............................................        (95,968)              528
Income tax benefit (expense).................................................          7,163              (705)
                                                                                   ---------         ---------
Net loss before minority interest............................................        (88,805)             (177)
Minority interest ...........................................................           (514)           (1,539)
                                                                                   ---------         ---------
Net loss   ..................................................................      $ (89,319)        $  (1,716)
                                                                                   =========         =========

Basic net loss per ordinary share............................................      $   (0.09)        $   (0.00)
Diluted net loss per ordinary share..........................................      $   (0.09)        $   (0.00)
Basic net loss per ADS ......................................................      $   (0.90)        $   (0.02)
Diluted net loss per ADS ....................................................      $   (0.90)        $   (0.02)

Ordinary shares (in thousands) used in per ordinary share calculation:
-   basic  ..................................................................        991,549         1,005,374
-   diluted..................................................................        991,549         1,009,899

ADS (in thousands) used in per ADS calculation:
-   basic  ..................................................................         99,155           100,537
-   diluted..................................................................         99,155           100,990

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                  FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                                                         FOR THE YEAR ENDED
                                                                                             DECEMBER 31,
                                                                                       -----------------------
                                                                                         2002           2003
                                                                                       --------       --------
Net loss..........................................................................     $(89,319)      $ (1,716)

Other comprehensive income (loss):
    Unrealized loss on available-for-sale marketable securities...................        1,012          3,687
    Realized gain on available-for-sale marketable securities included in net loss         (125)        (5,040)
    Foreign currency translation adjustment.......................................         (212)           698
                                                                                       --------       --------
Comprehensive loss................................................................     $(88,644)      $ (2,371)
                                                                                       ========       ========


                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                  AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2003
                           IN THOUSANDS OF US DOLLARS

                                                           DECEMBER 31,      DECEMBER 31,
                                                               2002              2003
                                                           ------------      ------------
ASSETS
Current assets:
     Cash and cash equivalents ..........................   $ 167,661         $ 313,163
     Marketable securities ..............................      11,960            11,144
     Accounts receivable, net ...........................      49,461            79,899
     Amounts due from ST and ST affiliates ..............       3,727             7,050
     Other receivables ..................................       8,913             2,773
     Inventories ........................................       9,744            19,839
     Prepaid expenses ...................................      10,565            12,003
     Other current assets ...............................       5,066             2,860
                                                            ---------         ---------
          Total current assets ..........................     267,097           448,731
Marketable securities ...................................      57,883            23,313
Property, plant and equipment, net ......................     357,456           476,073
Prepaid expenses ........................................       4,351             6,283
Goodwill ................................................       1,321             2,209
Other assets ............................................      33,860            37,243
                                                            ---------         ---------
          Total assets ..................................   $ 721,968         $ 993,852
                                                            =========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable ...................................   $  15,336         $   8,042
     Accrued operating expenses .........................      22,578            40,661
     Short term borrowings ..............................       5,174                --
     Current obligations under capital leases ...........       6,558             5,296
     Current installments of long-term debt .............      16,414             6,841
     Amounts due to ST and ST affiliates ................       1,858             1,836
     Income taxes payable ...............................       1,263             3,383
     Other payables .....................................      32,065            54,089
                                                            ---------         ---------
          Total current liabilities .....................     101,246           120,148
Obligations under capital leases, excluding
  current portion .......................................       5,520               812
Long-term debt, excluding current portion ...............      13,357            31,410
Convertible notes .......................................     205,013           327,379
Other non-current liabilities ...........................       4,494             4,463
                                                            ---------         ---------
          Total liabilities .............................     329,630           484,212

Minority interests ......................................      25,826            33,684

Shareholders' equity:

Share capital ...........................................     160,295           172,434
Additional paid-in capital ..............................     389,679           489,355
Accumulated other comprehensive loss ....................      (9,266)           (9,921)
Retained deficit ........................................    (174,196)         (175,912)
                                                            ---------         ---------
          Total shareholders' equity ....................     366,512           475,956
                                                            ---------         ---------
          Total Liabilities and Shareholders' Equity.....   $ 721,968         $ 993,852
                                                            =========         =========


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



                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                                              FOR THE YEAR ENDED
                                                                                  DECEMBER 31,
                                                                          ---------------------------
                                                                             2002              2003
                                                                          ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss .........................................................        $ (89,319)        $  (1,716)
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
     Depreciation and amortization ...............................          106,348           121,765
     Asset impairments ...........................................           14,666                --
     Amortization of leasing prepayments .........................           19,222            11,732
     Prepaid leases written off ..................................              764                --
     Loss on sale of property, plant and equipment ...............              702               100
     Accretion of discount on convertible notes ..................            5,013             7,366
     Deferred income taxes .......................................           (8,189)           (1,246)
     Non-cash compensation .......................................            1,023                --
     Exchange (gain) loss ........................................              367            (3,367)
     Minority interest in income in subsidiary ...................              514             1,539
     Gain on sale and maturity of marketable securities ..........             (125)           (5,040)
     Others ......................................................               (3)              (54)
Changes in operating working capital:
     Accounts receivable .........................................          (23,633)          (30,277)
     Amounts due from ST and ST affiliates .......................           (2,030)           (2,932)
     Inventories .................................................           (2,482)          (10,095)
     Other receivables, prepaid expenses and other assets ........             (893)          (16,783)
     Accounts payable, accrued operating expenses and
       other payables ............................................            7,163            11,769
     Amounts due to ST and ST affiliates .........................             (611)             (213)
                                                                          ---------         ---------
Net cash provided by operating activities ........................           28,497            82,548
                                                                          ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale and maturity of marketable securities .........          113,806            83,319
Purchases of marketable securities ...............................         (157,976)          (43,850)
Purchases of property, plant and equipment .......................         (113,234)         (209,326)
Other, net .......................................................              751            (4,413)
                                                                          ---------         ---------
Net cash used in investing activities.............................         (156,653)         (174,270)
                                                                          ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt .....................................               --           (27,419)
Repayment of long-term debt ......................................          (14,321)          (19,713)
Proceeds from issuance of convertible notes ......................          195,032           112,345
Proceeds from bank borrowings ....................................           20,592            49,839
(Increase) decrease in restricted cash ...........................          (13,026)            8,223
Grants received ..................................................            1,150             6,784
Capital lease payments ...........................................          (10,082)          (12,862)
Proceeds from issuance of shares .................................            1,278           117,477
                                                                          ---------         ---------
Net cash provided by financing activities ........................          180,623           234,674
                                                                          ---------         ---------
Net increase in cash and cash equivalents ........................           52,467           142,952
 Effect of exchange rate changes on cash and cash equivalents ....              (20)            2,550
Cash and cash equivalents at beginning of the period .............          115,214           167,661
                                                                          ---------         ---------
Cash and cash equivalents at end of the period ...................        $ 167,661         $ 313,163
                                                                          =========         =========

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:
      Interest ......................................................     $   3,312         $   5,580
      Income taxes...................................................     $   1,333         $     669

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain statements in this press release including statements in "Business Outlook" are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; impact of any investments or acquisitions; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated 31 March 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All currency figures stated in this report are in US dollars.

SINGAPORE CONTACTS :

Elaine Ang                                                  Khor Hwee Eng
Manager, Investor Relations/Corporate Communications        Senior Communications Executive
Tel : (65) 6824 7705, Fax : (65) 6720 7826                  Tel : (65) 6824 7718, Fax : (65) 6720 7826
email : angelaine@stats.st.com.sg                           email: khorhweeeng@stats.st.com.sg


US CONTACTS :

Drew Davies                                                 Lisa Lavin
Director, Investor Relations........                        Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                  Tel : (208) 939 3104, Fax : (208) 939 4817
email : daviesd@statsus.com                                 email : lavinl@statsus.com



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